Exhibit 4.1

AMENDED PRIVATE PLACEMENT AGREEMENT

     THIS AMENDED PRIVATE PLACEMENT AGREEMENT ("Agreement") made effective as of this 30th day of October, 2002 by and between Intasys Corporation ("Intasys"), an Ontario, Canada corporation having its principal office at 388 rue St. Jacques, Montreal, Quebec, Canada, H2Y 1S1, and Lines Overseas Management Limited ("Lines"), a Bermudan corporation having its principal office at 27 Reid Street, Hamilton, HM 11, Bermuda.

W I T N E S S E T H:

     WHEREAS, Intasys has requested Lines to act as special advisor to assist in securing purchasers and closing the sale of up to of two million one hundred thousand, (2,100,000), "Units", at an issue price of U.S. $1.32 each, (the "Issue Price"). Each Unit shall consist of one share of Intasys' common stock, no par value per share, ("Common Stock"), and an "A Warrant" expiring November 30, 2004 entitling the holder to purchase one share of Common Stock at a price of U.S. $1.40 per share; and further, only upon exercise of the A Warrant on or before the expiry date, a "B Warrant" will be issued expiring November 30, 2006 entitling the holder to purchase one further share of Common Stock at a price of U.S. $1.50 per share, (collectively referred to as a "Unit"). All Units will be issued under Regulation S promulgated under the Securities Act of 1933, as amended ("Regulation S"); and

     WHEREAS, Intasys desires to retain Lines and to authorize Lines to act as placement agent of Intasys in connection with the above-mentioned Regulation S Placement, (the "Placement"), and Lines is willing to accept such engagement, upon the terms and conditions provided for in this Agreement.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and other valuable consideration the receipt and sufficiency of which are hereby acknowledged, Intasys and Lines subject to the terms and conditions of this Agreement, agree as follows:

     1.     Engagement of Lines. Intasys hereby engages Lines, and Lines hereby accepts such engagement, to locate and secure purchasers of Intasys' Units in the Placement, which purchasers shall in no

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respect be U.S. persons as defined in Regulation S, and to facilitate the closing of the Placement subject to and in accordance with all of the terms and provisions of Regulation S.

     2.     Authority of Lines. Lines shall and is hereby fully authorized to act as placement agent of Intasys in connection with the Placement, and Lines covenants and agrees that it will take no action in connection with the Placement that would jeopardize or adversely affect the qualification under Regulation S of the sale of the Units. Lines is and shall be solely responsible for payment of any and all fees, expenses, and costs of Lines associated with the Placement. As placement agent for the Placement, Lines shall obtain signatures of proposed purchasers of Units on the form of Offshore Purchase Agreement attached as Exhibit A to this Agreement and forward them to Intasys at its offices in Montreal or, upon verbal authorization from Intasys' Chairman and Chief Executive Officer, to accept such subscriptions on behalf of Intasys.

     3.     Closing. Lines will use its best efforts to complete its activities as placement agent under this Agreement and to facilitate closing of the Placement on or before December 15, 2002.

      4.     Finder's Fee. Upon the successful completion and closing of the Placement and Intasys' receipt of an aggregate of at least two million one hundred thousand United States Dollars (U.S. $2,100,000), Intasys will pay Lines a finder's fee equal to seven and one-half percent (7.5%) of the aggregate proceeds of the Placement paid to Intasys, whether or not such proceeds were paid to Intasys by Lines or by individual subscribers.. Such finder's fee shall be paid by the issuance to Lines and/or its designees (none of whom may be a person in the United States or a U.S. Person as defined in Regulation S promulgated under the United States Securities Act of 1933) of the appropriate number of Units at the Issue Price.

     5.     General Provisions.

                a.     Notices. All notices or other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be considered as properly given or made if hand delivered, mailed by certified or registered mail, or sent by prepaid telegram to the applicable address(es) appearing in the preamble to this Agreement, or to such other address as a party may have designated by like notice forwarded to the other parties hereto. All notices, except notices of change of address, shall be deemed given when mailed or hand delivered and notices of change of address shall be deemed given when received.

                b.     Binding Agreement; Non-Assignability. Each of the provisions and agreements contained in this Agreement shall be binding upon and inure to the benefit of the

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successors and assigns of the respective parties hereto; but none of the rights or obligations attaching to any party shall be assignable.

               c.     Entire Agreement. This Agreement, and the other documents referenced herein, constitute the entire understanding of the parties hereto with respect to the subject matter hereof, and no amendment, modification or alteration of the terms hereof shall be binding unless the same be in writing, dated subsequent to the date hereof and duly approved and executed by each of the parties hereto.

               d.     Headings. The headings of this Agreement are inserted for convenience and identification only, and are in no way intended to describe, interpret, define or limit the scope, extent or intent hereof.

               e.     Application of an Ontario, Canada Law. This Agreement, and the application or interpretation thereof, shall be governed exclusively by its terms and by the laws of the Province of Ontario, Canada. Venue for all purposes shall be deemed to lie within the Province of Ontario, Canada.

               f.     Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as effective as October 30, 2002.

INTASYS CORPORATION

By: s/s Daniel Bertrand
Daniel Bertrand

LINES OVERSEAS MANAGEMENT LIMITED

By: s/s Brian Lines
Brian Lines

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